# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Tempur Sealy International, Inc., CIK 0001206264
CUSIP: 88023U101
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 100 Tempur Way, Lexington, Kentucky (KY), 40511
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001825564

## Reporting persons
- Browning West LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 10,277,463; sole dispositive power 0; shared dispositive power 10,277,463; aggregate amount beneficially owned 10,277,463 (5.9% of the class)
- Usman Nabi: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 10,277,463; sole dispositive power 0; shared dispositive power 10,277,463; aggregate amount beneficially owned 10,277,463 (5.9% of the class)

## Item 1. Issuer
Name of issuer: Tempur Sealy International, Inc.
Address of issuer's principal executive offices: 100 Tempur Way, Lexington, KENTUCKY, 40511.

## Item 2. Person Filing
Name of person filing:
This statement is filed by (i) Browning West LP (the "Browning West") with respect to the shares of Common Stock (as defined in Item 2(d) below) held by certain funds (the "Browning West Funds") to which it serves as investment manager and (ii) Mr. Usman Nabi ("Mr. Nabi", and together with Browning West, the "Reporting Persons"), the managing member of Browning West UPG ManCo LLC, the general partner of Browning West, and the Chief Investment Officer of Browning West, with respect to the shares of Common Stock held by the Browning West Funds.

The filing of this statement should not be construed as an admission that any of the forgoing persons or the Reporting Persons is, for the purposes of Section 13 of the Act, the beneficial owner of the shares of Common Stock reported herein.
Address of principal business office or, if none, residence: 1999 Avenue of the Stars, Suite 1150, Los Angeles, CA 90067.
Citizenship: Browning West is a Delaware Limited Partnership. Mr. Nabi is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: See Item 9 of the cover page for each Reporting Person.
Percent of class: See Item 11 of the cover page for each Reporting Person.
Sole power to vote or to direct the vote: See Item 5 of the cover page for each Reporting Person.
Shared power to vote or to direct the vote: See Item 6 of the cover page for each Reporting Person.
Sole power to dispose or to direct the disposition: See Item 7 of the cover page for each Reporting Person.
Shared power to dispose or to direct the disposition: See Item 8 of the cover page for each Reporting Person

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Browning West LP: Samuel Green, Chief Compliance and Chief Financial Officer (02/14/2025)
- Usman Nabi: Usman Nabi, Authorized Signatory (02/14/2025)